UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

_______________________________

Starwood Real Estate Income Trust, Inc.
(Name of Subject Company (Issuer))

Cox Capital General Partner, LLC
Cox Capital Partners Special Situations Fund, LP
Saba Capital Management GP, LLC
Saba Capital Management, L.P.
Saba Capital Tender SPV I, LLC
(Name of Filing Person (Offeror))

_______________________________

Class I Shares of Common Stock, par value $0.01 per share
Class S Shares of Common Stock, par value $0.01 per share
(Titles of Classes of Securities)

None
(CUSIP Number of Shares of Beneficial Interest)

_______________________________

Cox Capital Partners
John Cox
1333 Race Street
Philadelphia, PA 19107
(484) 840-5281
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

_______________________________

With a copy to:

McDermott Will & Schulte
David A. Curtiss
919 Third Avenue
New York, NY 10022
Telephone: (212) 756-2715
Email: dcurtiss@mcdermottlaw.com

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto and the exhibits thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed on March 5, 2026 by Cox Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Purchaser”). This Amendment No. 4 and the Schedule TO relate to the Offer by the Purchaser to purchase up to 10,126,353 Class I Shares of Common Stock, par value $0.01 per share and 9,533,647 Class S Shares of Common Stock, par value $0.01 per share (collectively, the “Shares”) of Starwood Real Estate Income Trust, Inc. (the “Company”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2026 (the “Offer to Purchase”), and in the related assignment form (the “Assignment Form”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.

The purpose of this Amendment No. 4 is to report the expiration and final results of the Offer. Accordingly, Item 11 of the Schedule TO is hereby amended and supplemented as follows:

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The Offer expired at 5:00 PM, Eastern Time, on April 25, 2026 (the “Expiration Date”). In accordance with the terms and conditions of the Offer, the Purchaser accepted for purchase, at a purchase price of $15.00 per Class I Share and $14.30 per Class S Share, all Shares validly tendered and not properly withdrawn at or prior to the Expiration Date. The Purchaser will promptly pay for the Shares accepted for purchase. The Offer was not oversubscribed.

After payment for the Shares has been made, the Purchaser expects to transfer a portion of the Shares to Saba SPV, commensurate with its capital contribution of funds used to purchase Shares in the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2026

Cox Capital General Partner, LLC
By:	/s/ John Cox
Name: John Cox
Title: Managing Member
Cox Capital Partners Special Situations Fund, LP
By:	/s/ John Cox
Name: John Cox
Title: Chief Investment Officer
Saba Capital Management, L.P.
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Operating Officer
Saba Capital Tender SPV I, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person
Saba Capital Management GP, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person

2